UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2013

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

TABLE OF CONTENTS

Exhibit 99.1 – Charm Communications Inc. Announces Unaudited Second Quarter 2013 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/s/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: August 22, 2013

Exhibit 99.1

Charm Communications Inc. Announces Unaudited Second Quarter 2013 Results

Second Quarter Revenues Up 19.1% Year Over Year

Second Quarter Net Income Up 49.2% Year Over Year

BEIJING, August 21, 2013 /PRNewswire-Asia-SecondCall/ — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•	Turnover grew 3.2% year over year to $201.6 million in the second quarter of 2013

•	Revenues grew 19.1% year over year to $42.9 million in the second quarter of 2013

•	Revenues for Charm’s advertising agency business grew 24.4% year over year to $12.2 million in the second quarter of 2013

•	Revenues for Charm’s media investment management business grew 20.8% year over year to $29.6 million in the second quarter of 2013

•	Gross profit grew 35.6% year over year to $15.1 million in the second quarter of 2013

•	Net income grew 49.2% year over year to $1.2 million in the second quarter of 2013

•	Non-GAAP net income, which excludes share-based compensation expenses and amortization of intangible assets, grew 62.7% year over year to $2.5 million in the second quarter of 2013

“The current dynamics of China’s advertising industry offer many business development opportunities, and we will continue to focus on strengthening our core competencies and improving profitability,” said Mr. He Dang, Charm’s founder, chairman and chief executive officer. “We remain positive regarding the progress of our integrated service capabilities, as demonstrated by our improved margins and key client wins, which included a major automobile account with Kia Motors. That account, our largest ever, will start contributing to our revenues in the second half of this year. The win reflects the growth and development of our agency to date, specifically our ability to offer integrated advertising solutions and dedicated customer service to global clients.”

“Strong growth in net revenues for our agency business in the second quarter was driven by a combination of above-market growth from our digital business and strong demand for content marketing associated with our sports and entertainment products. We will continue to make investments in these higher-growth and high-margin areas,” added Mr. Dang.

Mr. Wei Zhou, Charm’s chief financial officer, said, “Driven by a continued ramp-up in sales, we saw gross margin improvements in our media business, which helped to increase our gross profit over 35% year over year. At the same time, we will remain vigilant regarding cost controls and credit management to help improve our overall profitability.”

Second Quarter 2013 Results

Turnover (non-GAAP)

US$ mm	2Q13	2Q12	1Q13	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$201.6	$195.4	$233.0	3.2%	-13.5%
Advertising agency	$172.0	$170.9	$205.5	0.6%	-16.3%
Media investment management	$29.6	$24.5	$27.5	20.8%	7.6%
Branding and identity services	N/A	N/A	N/A	N/A	N/A

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 3.2% year-over-year increase in total turnover was mainly due to an increase in media investment business billings, which was primarily the result of the addition of BTV-Sports in the middle of 2012. The 13.5% quarter-over-quarter decrease in turnover was largely attributed to a decrease in advertising agency spending, mainly on CCTV, in the second quarter of 2013, which reflects the seasonal increase in CCTV-related advertising spending associated with China’s Spring Festival in the first quarter each year.

Turnover for the Company’s advertising agency business (“agency business”) in the second quarter of 2013 was flat on a year-over-year basis, and the 16.3% quarter-over-quarter decrease was mainly due to seasonal factors associated with the CCTV business.

The revenue extraction rate, which is defined as revenue divided by turnover, was 7.1% for the agency business, compared to 5.7% for the second quarter of 2012 and 4.9% for the first quarter of 2013. The year-over-year and quarter-over-quarter increases were mainly due to growth from our digital business and strong demand for content marketing associated with our sports and entertainment products, which typically exhibit comparatively higher extraction rates, during the second quarter of 2013.

The 20.8% year-over-year increase in turnover (equivalent to GAAP revenue) for the Company’s media investment management business (“principal media business”), which operates under the Shangxing Media brand, was mainly due to the addition of BTV-Sports in the middle of 2012. The 7.6% quarter-over-quarter increase in turnover in the principal media business was mainly due to enhanced sales efforts.

Revenues

US$ mm	2Q13	2Q12	1Q13	Y-o-Y %	Q-o-Q%
Total revenues	$42.9	$36.0	$38.1	19.1%	12.4%
Advertising agency	$12.2	$9.8	$10.1	24.4%	20.4%
Media investment management	$29.6	$24.5	$27.5	20.8%	7.6%
Branding and identity services	$1.1	$1.7	$0.5	-34.7%	106.1%

The changes in the Company’s principal media business revenues were consistent with the changes in turnover, while the increases in agency revenues were consistent with the increases in the revenue extraction rate. The decreases in branding and identity services were primarily due to an overall decrease in client demand for creative services.

Gross Profit

US$ mm	2Q13	2Q12	1Q13	Y-o-Y %	Q-o-Q%
Cost of revenues	$27.8	$24.9	$28.5	11.7%	-2.6%
Gross profit	$15.1	$11.1	$9.6	35.6%	57.0%
Gross margin	35.2%	30.9%	25.2%

Charm mainly attributes the year-over-year increase in cost of revenues to the addition of BTV-Sports in the middle of 2012. The increase in gross profit was due to a higher contribution from the principal media business.

Operating Profit (Loss)

US$ mm	2Q13	2Q12	1Q13		Y-o-Y %	Q-o-Q%
Total operating expenses	$13.5	$10.7		$11.5	25.7%	17.1%
Selling and marketing	$9.0	$7.9		$8.7	14.2%	3.6%
General and administrative	$4.5	$2.8		$2.8	58.1%	59.1%
Operating profit (loss)	$1.7	$0.3	-$	2.2	542.3%	-179.0%

The 14.2% year-over-year increase in selling and marketing expenses was primarily due to executive hires within the Company’s agency business. The quarter-over-quarter change in selling and marketing expenses was relatively flat.

The 58.1% year-over-year and 59.1% quarter-over-quarter increase in general and administrative expenses was mainly attributed to a bad debt provision of US$1.6 million in the second quarter.

Net Income (Loss)

US$ mm	2Q13	2Q12	1Q13		Y-o-Y %	Q-o-Q%
Non-GAAP net income (loss)*	$2.5	$1.5	-$	0.8	62.7%	-422.9%
Net income (loss)	$1.2	$0.8	-$	1.5	49.2%	-181.1%
Basic net income (loss) per ADS (US$)	$0.02	$0.01	-$	0.05
Diluted net income (loss) per ADS (US$)	$0.02	$0.01	-$	0.05

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, and amortization of intangible assets.

Each American depositary share (“ADS”) represents two common shares. The weighted average number of shares used to compute basic net income per ADS for the second quarter of 2013 was 40,211,181. As of June 30, 2013, 40,329,981 ADSs were issued and outstanding.

Cash Flows and Cash Position

Net cash flow from operations for the second quarter of 2013 was positive. As of June 30, 2013, the Company had cash and cash equivalents of $96.5 million, compared to $99.6 million at the end of the first quarter of 2013.

Customers

In the second quarter of 2013, Charm’s agency business had 190 advertisers, compared to 186 advertisers in the first quarter of 2013 and 165 advertisers in the second quarter of 2012.

In the second quarter of 2013, Charm’s principal media business had 212 advertisers, compared to 196 advertisers in the first quarter of 2013 and 207 advertisers in the second quarter of 2012.

Employee Headcount

As of June 30, 2013, the Company had 784 employees, compared to 790 employees as of March 31, 2013.

Recent Business Developments

The Company won the following accounts in the second quarter of 2013, the campaigns of which will take place in the second half of this year:

•	Charm Advertising: the full, integrated media business for Kia Motors, Dangdang, and Haier, as well as business with Skyworth, Bright Dairy, China CITIC Bank, and Jianlibao Group;

•	Charm Click: Shandong Travel, Skyscanner, EMC, Vans, Grohe, and Omega Travel;

•	Charm Interactive: Fenjiu Group, Very-Grass, and Micoe Solar.

Business Outlook

US$ mm	3Q13E
Non-GAAP net income*	2.5~3.0

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option.

The Company bases these estimates on a foreign exchange rate of RMB6.10 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income(loss),” which is defined as GAAP net income(loss) excluding stock-based compensation expenses, amortization of intangible assets, changes in fair value of consideration payable and impairment of call option.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under U.S. GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income(loss).” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time) on Thursday, August 22, 2013.

Dial-in details for the conference call are as follows:

United States:	+1-845-675-0437
United Kingdom:	+44-20-3059-8139
Hong Kong:	+852-2475-0994
International:	+65-6723-9381
Conference ID/Passcode:	33594544

A replay of the call will be available from 11 a.m. August 22, 2013 until August 29, 2013 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8199-0299
Conference ID/Passcode:	33594544

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as a number of major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please visit http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial

Phone: +1-616-551-9714

Email: chrm@ogilvy.com